UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.	7)

Big Buck Brewery and Steakhouse, Inc.
(Name of Issuer) Common
(Title of Class of Securities)
594194-20-1
(CUSIP Number)
December 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X Rule 13d-1(b)

    Rule 13d-1(c)

    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
CUSIP No.	594194-20-1	Page 2 of 9
1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Perkins Capital Management, Inc. 41-1501962
2.		Check the Appropriate Box if a Member of a Group (See Instructions) / / / /
3.		SEC Use Only
4.		Citizenship or Place of Organization 730 East Lake Street, Wayzata, Minnesota 55391-1769
Number of Shares Bene-	5.	Sole Voting Power 337,500
ficially owned by Each	6.	Shared Voting Power 0
Reporting	7.	Sole Dispositive Power 1,117,500
Person With:	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 262,500
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.		Percent of Class Represented by Amount in Row (9 4.3%
12.		Type of Reporting Person (See Instructions) IA
CUSIP No.	594194-20-1	Page 3 of 9
1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Perkins Opportunity Fund 13-3682185
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) / / (b) / /
3.		SEC Use Only
4.		Citizenship or Place of Organization A Massachusetts Business Trust
Number of Shares Bene-	5.	Sole Voting Power 0 (Refer to item 5 on page 2 of 9)
ficially owned By Each	6.	Shared Voting Power 0
Reporting Person With:	7.	Sole Dispositive Power 0 (Refer to item 7 on page 2 of 9)
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 500,000
10.		Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
11.		Percent of Class Represented by Amount in Row 9 8.2%
12.		Type of Reporting Person (See Instructions) IV
CUSIP No.	594194-20-1	Page 4 of 9
1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard W. Perkins ###-##-####
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) / / (b) / /
3.		SEC Use Only
4.		Citizenship or Place of Organization 730 East Lake Street, Wayzata, MN 55391
Number of Shares Bene-	5.	Sole Voting Power 0 (Refer to item 5 on page 2 of 9)
ficially owned By Each	6.	Shared Voting Power 0
Reporting Person With:	7.	Sole Dispositive Power 0 (Refer to item 7 on page 2 of 9)
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 355,000
10.		Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
11.		Percent of Class Represented by Amount in Row 9 5.9%
12.		Type of Reporting Person (See Instructions) IN

 INSTRUCTIONS FOR SCHEDULE 13G

Instructions for Cover Page

  Names and I.R.S. Identification Numbers of Reporting Persons Furnish the full legal name of each person for whom the report is filed i.e., each person required to sign the schedule itself including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G" below).

  If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

  The third row is for SEC internal use; please leave blank.

  Citizenship or Place of Organization Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

  Aggregate Amount Beneficially Owned By Each Reporting Person, Etc. Rows (5) through (9) inclusive, ant (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

  Check of the aggregate amount reported as beneficially owned in row (9) does not included shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

  Type of Reporting Person Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

Category	Symbol
Broker Dealer	BD
Bank	BK
Insurance Company	IC
Investment Company	IV
Investment Adviser	IA
Employee Benefit Plan, Pension Fund, or Endowment Fund	EP
Parent Holding Company/Control Person	HC
Savings Association	SA
Church Plan	CP
Corporation	CO
Partnership	PN
Individual	IN
Other	OO

Notes: Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G, or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may not only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act Rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for the I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by the schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

GENERAL INSTRUCTIONS

  Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

  Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

  The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1.

(a)	Name of Issuer Big Buck Brewery & Steakhouse, Inc.
(b)	Address of Issuer's Principal Executive Offices 550 South Wisconsin Street, Gaylord, Michigan 49734

Item 2.

(a)	Name of Person Filing Perkins Capital Management, Inc., The Perkins Opportunity Fund and Richard W. Perkins
(b)	Address of Principal Business Office or, if none, Residence 730 East Lake Street, Wayzata, Minnesota 55391-1769
(c)	Citizenship A Minnesota Corporation, a Massachusetts Business Trust and an individual investor
(d)	Title of Class of Securities Common
(e)	CUSIP Number 594194-20-1

Item 3. If this statement is filed pursuant to ss240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) /_/ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) /_/ Bank as defined in section 3(s)(6) of the Act (15 U.S.C. 78c).

(c) /_/ Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) X Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) X An investment adviser in accordance with s240.13d-1(b)(1)(ii)(E);

(f) /_/ An employee benefit plan or endowment fund in accordance with s240.13d-1(b)(1)(ii)(F);

(g) /_/ A parent holding company or control person in accordance with s240.13d-1(b)(ii)(G);

(h) /_/ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) /_/ A church plan that is excluded from the definition of an investment company under section 3©(14) of the

Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) /_/ Group, in accordance with s240.13d-1(b)(1)(ii)(J).

 Item 4. Ownership  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    Amount Beneficially Owned:

    The total amount beneficially owned is 1,117,500 which includes 159,000 common equivalents and 103,500 warrants exercisable within 60 days held by clients of Perkins Capital Management, Inc.; 200,000 common equivalents and 300,000 warrants exercisable within 60 days held by The Perkins Opportunity Fund; and 355,000 warrants exercisable within 60 days held in various trusts for which Richard W. Perkins is the beneficial owner. Perkins Capital Management, Inc. disclaims beneficial ownership of The Perkins Opportunity Fund Shares as well as the shares held by Richard W. Perkins.

    Percent of Class:

    The total percent of class held is 18.4 which includes 4.3% held by clients of Perkins Capital Management, Inc., 8.2% held by The Perkins Opportunity Fund and 5.9% held in various trust accounts for which Richard W. Perkins is the beneficial owner.

    Number of shares as to which such person has:

    Sole power to vote or to direct the vote:

    The total amount of voting shares is 337,500 which includes 137,500 shares held by the clients of Perkins Capital Management, Inc. and 200,000 shares held in The Perkins Opportunity Fund.

    Shared power to vote or to direct the vote: 0

    Sole power to dispose or to direct the disposition of:

    The total amount with the power to dispose of is 1,117,500 which includes 159,000 common equivalents and 103,500 warrants exercisable within 60 days held by clients of Perkins Capital Management, Inc., 200,000 common equivalents and 300,000 warrants exercisable within 60 days held by The Perkins Opportunity Fund, and 355,000 warrants exercisable within 60 days held in various trusts for which Richard W. Perkins is the beneficial owner. Perkins Capital Management, Inc. disclaims beneficial ownership of The Perkins Opportunity Fund Shares as well as the shares held in various trusts for Richard W. Perkins.

    Shared power to dispose or to direct the disposition of: 0

Instruction: For computations regarding securities which represent a right to acquire an underlying security see s240.13d(1).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/

Clients of Perkins Capital Management, Inc. - not including the Perkins Opportunity Fund - now hold only 4.3% of the shares outstanding.

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

 Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to s240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to s240.13d-1(c) or s240.13d(d), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification

  The following certification shall be included if the statement is filed pursuant to s240.13d-1(b):

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

  The following certification shall be included if the statement is filed pursuant to s240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 Joint Filing Agreement Pursuant to Rule 13d-1(f)(1)

This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "ACT") by and among the parties listed below, each referred to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the ACT and the rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G as appropriate and that said joint filing may thereafter be amended by further joint filings. The joint filers state that to the best of their knowledge and belief they each satisfy the requirement for making a joint filing under rule 13d-1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 10, 2002	January 10, 2002	January 10, 2002
Date	Date	Date

Signature	Signature	Signature
Richard C. Perkins/VP, Portfolio Manager	Richard W. Perkins/President	Daniel S. Perkins/VP Portfolio Manager
Name/Title	Name/Title	Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than and executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)